02054934

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 1 9 2002 DIVISION OF MARKET REGULATION

VF 2-20-03

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2001 (MM/DD/YY) AND ENDING 9/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ryan Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 Main Street
(No. and Street)

Andover, MA 01810
(City) (State) (Zip Code)

PROCESSED FEB 2 5 2003 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Ryan (978) 475-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carl B. Bindman, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

18 Railroad Avenue Andover, MA 01810
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William T Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ryan Financial, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN FINANCIAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

RYAN FINANCIAL, INC.
YEAR ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS

CARL B. BINDMAN, CPA, P.C.

18 RAILROAD AVENUE
ANDOVER, MASSACHUSETTS 01810

OFFICE (978) 470-2027
FAX (978) 470-2444

The Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Ryan Financial, Inc. as of September 30, 2002 and the related statements of income and retained earnings, cash flows, and the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the computation of net capital based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the computation of net capital referred to above present fairly, in all material respects, the financial position of Ryan Financial, Inc. as of September 30, 2002 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Carl B. Bindman, CPA, P.C.

Carl B. Bindman, CPA, P.C.
Andover, MA
October 21, 2002

RYAN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

CURRENT ASSETS		
Cash - checking	$ (14)	
Cash - restricted	32,656	
Total cash		$ 32,642
Due from correspondent broker		3,036
Total Current Assets		35,678
Deferred tax asset		2,500
TOTAL ASSETS		$ 38,178

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	$ -
STOCKHOLDERS' EQUITY	
Common stock, no par, 20,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	17,022
Retained earnings	11,156
Total Stockholders' Equity	38,178
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 38,178

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

INCOME	
Commission and annuity income	$ 859,867
Interest income	457
Total income	860,324
EXPENSES	
Bank service charge	90
Commission expense	754,855
Dues & subscriptions	(142)
Other expenses	13,700
Professional fees	2,900
Ticket Charges	88,218
Total expenses	859,621
Net income (loss) before income taxes	703
Income taxes	813
Net income (loss)	(110)
Retained earnings, beginning	11,266
Retained earnings, ending	$ 11,156

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
SEPTEMBER 30, 2002

	Ret. Earnings	Add. Paid-in Capital	Common Stock
Bal. at 10/1/01	11,266	17,022	10,000
Net income (loss)	(110)	-	-
Bal. at 9/30/02	11,156	17,022	10,000

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATIONS:		
Net income (loss)	$	(110)
Net increase (decrease) in cash as a result of changes in receivables and accrued expenses		(376)
Increase (decrease) in cash		(486)
CASH, BEGINNING OF YEAR		33,128
CASH, END OF YEAR	$	32,642

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2002

TOTAL ASSETS	$ 38,178
LESS: LIABILITIES	-
TOTAL CAPITAL	38,178
LESS: NON-ALLOWABLE ASSETS	(2,500)
LESS: EXCESS CAPITAL	(7,656)
NET CAPITAL BEFORE HAIRCUTS	28,022
HAIRCUTS	(653)
NET CAPITAL	$ 27,369
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS NET CAPITAL	$ 22,369

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$ -
NET CAPITAL	$ 27,369
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	0%

There are no material differences in the computation of the net capital under SEC.240.15c3-1 as shown in this report and as reflected on the most recent FOCUS Part IIA filings.

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is primarily engaged in the securities brokerage business.

NOTE B – CASH RESTRICTED:

The Company is required to maintain a restricted reserve cash account with Raymond James & Associates with a minimum balance of $25,000. As of September 30, 2002 the balance was $32,656.

NOTE C – NET CAPITAL REQUIREMENTS:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002 the Company had net capital of $27,369, which was $22,369 in excess of its required net capital of $5,000 and there was no aggregate indebtedness.

NOTE D – PROVISION FOR INCOME TAX:

The components of income tax expense for the year ended September 30, 2002 are:

Current taxes:	$ 232
Deferred taxes:	0
Total	$ 232

The Company has a state tax loss carryforward of $23,708 that may be offset against future state taxable income. The carryforward will expire in the year ending September 30, 2003.